Algonquin Power & Utilities Corp. Holds Annual Meeting of Shareholders and Announces Election of Board of Directors
OAKVILLE, Ontario – June 3, 2025 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today held an annual meeting of common shareholders. At the meeting, each of the following 11 nominees listed in the Company’s management information circular dated April 24, 2025 were elected as directors of AQN pursuant to a vote by ballot:

Nominee	Votes For	% For	Votes Against	% Against
Brett Carter	445,237,184	96.47	16,311,561	3.53
Amee Chande	459,368,238	99.53	2,181,565	0.47
Daniel Goldberg	426,493,805	92.40	35,054,939	7.60
Christopher Huskilson	459,454,425	99.55	2,094,321	0.45
D. Randall Laney	457,935,246	99.22	3,613,500	0.78
David Levenson	452,740,056	98.09	8,808,689	1.91
Christopher Lopez	459,366,229	99.53	2,182,520	0.47
Gavin Molinelli	458,963,565	99.44	2,585,180	0.56
Dilek Samil	458,920,264	99.43	2,629,539	0.57
DeAnn Walker	459,292,463	99.51	2,257,338	0.49
Roderick West	459,375,880	99.53	2,172,866	0.47

Shareholders also voted in favour of the re-appointment of Ernst & Young LLP as the Company’s auditor for the ensuing year, a resolution approving the continuation, amendment and restatement of the Company’s Shareholder Rights Plan, and an advisory resolution approving the Company’s approach to executive compensation.
Final voting results on all matters voted on at the annual meeting of shareholders will be filed with Canadian and
U.S. securities regulatory authorities at www.sedarplus.ca and www.sec.gov/edgar.

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500